Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main Fax Main Fax	202.618.5000 202.217.2554 212.407.4000 212.407.4990

February 14, 2025

United States Securities and Exchange

Commission Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katharine Garrett
Robert Klein
John Stickel
Susan Block

Re:	Rainbow Capital Holdings Limited

Amendment No. 2

Draft Registration Statement on Form F-1

Submitted February 3, 2025

CIK No. 0002046919

Dear Messrs. Garrett, Klein, Stickel, and Block:

On behalf of our client, Rainbow Capital Holdings Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated February 12, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “F-1”). Contemporaneously, we are filing a public filing on Form F-1.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”), we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission February 14, 2025 Page 2

Amendment No. 2 to Draft Registration Statement on Form F-1

Note 2 - Summary of Significant Accounting Policies

Revision, page F-18

1.	We note your response to comment 3 and revised disclosure on page F-18 discussing the revision to the previously issued financial statements for the error correction. Given the significant changes to your net cash generated from operating activities and cash used in financing activities resulting from the correction, it is unclear how such revisions are “immaterial.” Further, we note that the auditor appears to have dual-dated the audit report on page F-2 to reflect the correction to the misstatement in the previously issued financial statements. Accordingly, please revise and ensure that the restated financial statements are labeled as “restated.” In addition, revise your disclosure on page F-18 to clarify accordingly and disclose all information required by ASC 250-10-50-7. Lastly, please update the audit report on page F-2 to include an explanatory paragraph. Refer to paragraph 16 of PCAOB Auditing Standard (“AS”) 2820.

Response:

The Company has revised the disclosure on pages 55, F-2, F-6, F-18 and F-28 of the public filing on Form F-1 in response to this comment.

Please call me at 212-407-4063 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alex Weniger-Araujo, Esq.
Alex Weniger-Araujo, Esq.
Partner

cc: Larry Choi, Chief Executive Officer of Rainbow Capital Holdings Limited